Exhibit 99.1

NEWS

Starfield Resources Scoping Study Confirms Economic
Potential at Ferguson Lake Project

IRR of 27% Anticipated At Current Nickel and Copper Prices

Toronto, Ontario - March 20, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut, completed by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA).

Highlights

•	Pre-tax IRR of 27% at Monday’s prices of US$14.25 nickel and US$3.75 copper, and CDN$1.94 billion NPV at a 10% discount rate
•	Production anticipated at 27.5 million lbs. nickel, 43.6 million lbs. copper, and 2.9 million lbs. cobalt annually.
•	Resources sufficient to enable operations through 2030
•	Capital costs estimated to be CDN$1.35 billion
•	Hydromet process allows for very economical operations by northern standards with by-product electrical power generation

“I’m extremely pleased that the scoping study indicates a very viable project at Ferguson Lake,” said André J. Douchane, President and CEO.  “We believe that the scoping study was completed to the highest standards using very conservative estimates, which will allow us to bypass a prefeasibility study and go directly to a full feasibility study that would be expected to be completed in early 2010.”

The study did not include the East Zone, which contains 9.5 million tonnes, due to insufficient diamond drilling and grade information.   Also not included was the potential of the low-sulphide, PGE style of mineralization hosted in the sulphide intrusive complex.  During the second half of 2007, the Company commenced a 19-hole drill program to test this PGE mineralization, the results of which were announced on February 28, 2008. Significant additional drilling is planned for 2008 to allow a resource estimate for this unique PGE mineralization. The study did not address the potential sale of excess electrical power or the potential sale of other by-products such as iron oxide.

The scoping study was prepared under the supervision of Graham Clow, P.Eng., Managing Director of Scott Wilson RPA of Toronto, who is an Independent Qualified Person as defined under NI 43-101, and based on Starfield’s most recent NI 43-101 report completed by Independent Qualified Persons John Nicholson, P. Geo. FRGS, Jamie Lavigne, P Geo. M.Sc., and Bryn Harris, B.Sc, Ph. D. FCIM, FIMMM, C.Eng., as filed on SEDAR on July 15, 2007.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

The scoping study for Ferguson Lake is based on the following general assumptions:

•	Indicated Resources of 15.3 million tonnes grading 0.71% nickel, 1.04% copper, 0.08% cobalt, and Inferred Resources of 19.4 million tonnes grading 0.68% nickel, 1.13% copper, and 0.08% cobalt
•	Ore production rate of 6,000 tonnes per day, or 2.1 million tonnes per year
•	Initial mining of 1.8 million tonnes from an open pit at 3,000 tonnes per day
•	Total mine production of 34.2 million tonnes grading 0.60% nickel, 0.95% copper, and 0.07% cobalt
•	Grinding facilities at Ferguson Lake
•	285 km slurry pipeline to Ranklin Inlet to process plant site
•	Port and ship loading facilities at Rankin Inlet
•	Average annual production of 27.5 million lbs. of nickel, 43.6 million lbs. of copper, 2.9 million lbs. of cobalt, and 1.6 million tonnes of sulphuric acid
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Base case model utilized prices of US$8.00 per pound nickel, US$2.00 per pound copper, US$25.00 per pound cobalt, and US$80 per ton sulphuric acid, which resulted in a pre-tax IRR of 13.4% and a pre-tax NPV of $321 million at a 10% discount rate

•	Total Met plant feed tonnes and grade to be 34.2 million tonnes grading 0.60% nickel, 0.95% copper, and 0.07% cobalt

The scoping study shows a very robust pre-tax return on investment of 27% at Monday’s nickel, copper and cobalt prices.  On Monday morning, March 17, 2008, nickel and copper, were trading for US$14.25, US$3.75 respectively.

The study’s base case operating cost per tonne processed and per pound of nickel recovered were calculated assuming copper and cobalt as by-product credits against operating costs resulting in an estimated operating cost of CDN$82 per tonne processed and CDN$3.38 per pound of nickel recovered.

The met plant feed of 34.2 million tonnes grading 0.06% nickel, 0.95% copper, and 0.07% cobalt was estimated from 34.3 million tonnes of indicated and inferred resources grading 0.70% nickel, 1.09% copper, and 0.08% cobalt that was presented in Starfield’s 43-101 resource statement filed on SEDAR July 15, 2007, using normal mining dilution factors and typical mining losses such as ore left in crown pillars.

A graph illustrating the pre-tax IRR percentage and associated per-tax NPV at selected nickel and copper prices can be viewed on the news release version at Starfield’s website at www.starfieldres.com.

Table 1: Pre-Tax Net Present Value per share based on 300 million shares outstanding:

Nickel/copper price, US$	$8/$2.00	$11/$2.50	$15/$3.00	$20/$4.00	$25/$4.50
NPV, CDN$	$321m	$1,003m	$1,867m	$3,051m	$4,095m
NPV/share, CDN$	$1.07	$3.34	$6.22	$10.17	$13.65

Capital costs are estimated to be CDN$1.35 billion. The scoping study was designed to provide the best return on investment and there were no constraints placed on initial capital investment. Capital costs include a large tank farm, development of the Hydromet process, a slurry pipeline (estimated to cost CDN$160 million) and an overhead power transmission line. Capital costs of the project are somewhat higher than originally planned, but are expected to create an operating cost structure that is at the low end of industry standards for northern operations.

The Ferguson Lake project will initially consist of a small open pit mine.  Plans call for further development into an underground mine within one year.  Infrastructure is to include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry.  A 285-km pipeline will transport the slurry from Ferguson Lake to a metallurgical processing plant as the crow flies, near Rankin Inlet.  The two facilities will be connected by a 285-km 11-megawatt power line that follows the same path as the slurry pipeline.

The hydrometallurgical processing plant will extract pure, LME-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at very competitive production costs.  Unlike most metallurgical extraction processes, this environmentally friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the massive sulphides to power both the plant and the mine, with some excess electricity left over for potential sale.

The electricity will be produced from steam generated as a result of burning the hydrogen sulphide gas generated from the first stage of leaching.  This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam from which to generate the electricity.  “There is currently a major shortage of sulphuric acid, which is expected to continue for the foreseeable future.  Generating power from the ore itself in this manner means that there is no need to import fuel oil to power the plant, and therefore, that no greenhouse gases are emitted to the atmosphere,” said Dr. Bryn Harris.  “This is truly a green process.”  Bryn Harris, B.Sc., Ph.D., FCIM, FIMMM, C.Eng, is the Qualified Person for the hydrometallurgical process.

“A lot of planning and innovation went into this study,” said Mr. Douchane.  “Our ability to generate our own electricity results in very economical operations, and our proximity to deep water shipping will make it easier for resupply and by-product transportation.”

The scoping study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

Conference Call Details

The Company will hold a conference call on Thursday, March 20, 2008 at 11:00 am ET to discuss the Ferguson Lake scoping study in greater detail.

Analysts and investors can participate by dialing 416-644-3421 or toll free 1-800-731-5774. An archived audio recording will be available until midnight on March 29, 2008.  To access it, dial 416-640-1917 or 1-877-289-8525 followed by the pass code 21266293#.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from massive sulphides at Ferguson Lake.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

www.starfieldres.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

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